Wave Uranium Holding
5348 Vegas Drive, Suite 228
Las Vegas, NV 89109

July 8, 2009

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:       Wave Uranium Holding
Registration Statement on Form S-1
Filed June 5, 2008
File No. 333-151468

Dear Sir or Madam:

    Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Wave Uranium Holding (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-151468), together with all amendments and exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the securities included therein at this time. No securities were sold pursuant to the Registration Statement.

    Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Marc Ross of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

    Thank you for your assistance in this matter.

Sincerely,

Wave Uranium Holding
By: /s/ Christopher J. LeClerc
Christopher J. LeClerc
Chief Executive Officer